______________________________________________________________________________

United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

LENSAR, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

52634L108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________________

CUSIP No. 52634L108	Schedule 13G	Page 2 of 5

1	Names of Reporting Persons Nicholas T. Curtis
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 906,808
	6	Shared Voting Power 0
	7	Sole Dispositive Power 906,808
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 906,808
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.9%
12	Type of Reporting Person IN

CUSIP No. 52634L108	Schedule 13G	Page 3 of 5

ITEM 1.
(a) Name of Issuer:

LENSAR, Inc. (the “Issuer”).

(a)
Address of Issuer’s Principal Executive Offices:

2800 Discovery Drive, Orlando, FL 32826.

ITEM 2.
(a) Name of Person Filing:

This statement is filed on behalf of Nicholas T. Curtis (the “Reporting Person”).

(a)
Address of Principal Business Office:

The business address of the Reporting Person is c/o LENSAR, Inc., 2800 Discovery Drive, Orlando, FL 32826.

(b)
Citizenship:

The Reporting Person is a citizen of the United States.

(c)
Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

(d)
CUSIP Number:

52634L108

ITEM 3.

Not applicable.

ITEM 4.
Ownership.

The ownership information below represents beneficial ownership of shares of Common Stock of the Issuer as of December 31, 2023, based upon 11,248,507 shares of Common Stock outstanding as of October 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

(a) Amount beneficially owned:

The Reporting Person is the beneficial owner of 906,808 shares of Common Stock, which consists of (i) 748,350 shares of Common Stock held of record by the Reporting Person, (ii) 145,412 shares of Common Stock underlying stock options that are exercisable on or prior to February 29, 2024 and (iii) 13,046 shares of

CUSIP No. 52634L108	Schedule 13G	Page 4 of 5

Common Stock underlying restricted stock units that will vest on or prior to February 29, 2024.

(b) Percent of class: 7.9%

(c) Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote: 906,808
(ii)
Shared power to vote or direct the vote: 0
(iii)
Sole power to dispose or to direct the disposition of: 906,808
(iv)
Shared power to dispose or to direct the disposition of: 0
ITEM 5.
Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.
Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.
Notice of Dissolution of Group.

Not applicable.

ITEM 10.
Certification.

Not applicable.

CUSIP No. 52634L108	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

Nicholas T. Curtis

/s/ Nicholas T. Curtis